INVESTMENT MANAGER AGREEMENT AMENDMENT

This AMENDMENT AGREEMENT made as of June 27, 2023, by and between City National Rochdale, LLC, a limited liability company organized under the laws of the state of Delaware (the "Adviser"), Alcentra Limited, a limited liability company organized under the laws of the England and Wales (“Alcentra UK”), and Alcentra NY, LLC, a limited liability company organized under the laws of the state of Delaware (“Alcentra NY,” and together with Alcentra UK, the “Investment Managers” and each, an “Investment Manager”), on behalf of the City National Rochdale Fixed Income Opportunities Fund (the “Fund”), a series of City National Rochdale Funds:

WHEREAS, the Adviser and the Investment Managers entered into an Investment Manager Agreement dated November 1, 2022 on behalf of the Fund (the “Agreement”);

WHEREAS, the Adviser and the Investment Managers wish to amend the Agreement in accordance with Article 8.1 of the Agreement;

NOW, THEREFORE, in consideration of their mutual promises, the Adviser and each Investment Manager hereby agree as follows:

INTERPRETATION

1.1       Capitalized terms used herein by undefined shall have the meanings given to them in the Agreement.

1.2       References to sections are to sections of the Agreement and headings are inserted for convenience of reference only and shall not affect the construction of or the interpretation of this Amendment Agreement.

AMENDMENTS

2.1       Schedule 1 shall be deleted in its entirety and replaced with the revised Schedule 1 attached hereto.

MISCELLANEOUS

3.1       No variation to this Amendment Agreement shall be effective unless made in writing executed by the parties.

3.2       This Amendment Agreement may be executed in any number of counterparts each of which shall be an original but so that such counterparts shall constitute one and the same Amendment Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed in their names and on their behalf by their duly authorized officers all on the day and year first above written.

CITY NATIONAL ROCHDALE, LLC	e-SIGNed by Thomas Ehrlein on 06-27-2023

By:
Name:
Title:

ALCENTRA LIMITED	e-SIGNed by Cathy Bevan on 06-28-2023

By:
Name:
Title:

ALCENTRA NYC, LLC	e-SIGNed by Brandon Chao on 06-27-2023

By:
Name:
Title:

Schedule 1 – Investment Guidelines

These investment guidelines must be construed in accordance with the Investment Restrictions outlined in the Statement of Additional Information of the City National Rochdale Funds and the description of the Fixed Income Opportunities Fund set out in the Prospectus, plus any other restrictions as may be relevant. All limitations in respect of individual positions shall be determined as of the date of acquisition of any particular position.

“Permissible Investments” means US and European CLO rated debt, other than such investments managed by Alcentra NY, Alcentra UK or any of their affiliates.

Maximum position limit of:

• 7.5% (of the Account) per issuer if the Account has $100MM or less of assets, calculated based on a minimum fund size of $100MM;

• 5% (of the Account) per issuer once the Account size exceeds $100MM of assets, except that holdings in issuances of one issuer may comprise up to 7.5% of the assets of the Account.

• 20% (of the Account) per manager once the Account size exceeds $100MM of assets. If the assets of the Account are $100MM or more, the Account must be invested in a minimum of 20 issuers. No greater than 20% of the assets of the Account shall be invested in fixed rate securities.

For the avoidance of doubt, foreign currency spot and forward transactions will be allowed.